Exhibit 99.1

Zapp EV Reports Fiscal Year 2024 Financial Results

Recent operational achievements better position Zapp to scale production as i300 hits the streets of Bangkok

LONDON, January 31, 2025 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today reported financial results for the fiscal year ended September 30, 2024.

Recent Developments

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Zapp configured and opened its own micro-factory reference site in Thailand, which was completed on-budget in less than three months and re-validates the Company's proprietary, sustainable manufacturing concept.
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The new manufacturing site is located within the Bangkok Free Trade Zone and can produce up to 21,500 units per year for the domestic Thai market as well as for export to other key Asian and European markets.
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As a reference site, it will serve as a template to expand production capacity when needed, as additional facilities can be replicated in the same and other free trade zones in Thailand, as well as in low-cost manufacturing hubs in other countries, by the Company or its contract manufacturing partners.
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Commercial rollout of i300 is underway in Thailand, itself a key global market. This involves an omni-channel approach, including mono-brand boutiques, pop-ups, offline and online resellers, and direct sales via the Zapp website, along with the concurrent rollout of Zapp's proprietary drop-ship-direct-to-customer (DSDTC) van-based delivery and after-sales-support customer experience model.

Operational Highlights

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i300 received the coveted iF DESIGN AWARD in 2024 and previously received eight other design awards, including the equally prestigious Red Dot Award for Product Design and the German Design Award in 2023, which collectively validate Zapp's innovations and design-led approach.
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The Company secured Motorcycle Single Vehicle Approvals in the United Kingdom and subsequently made first customer deliveries from the Zapp Experience Centre at Bicester Motion.
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Homologation of i300 was completed per the Department of Land Transportation in Thailand, the fifth largest market for sales of powered two-wheelers globally.
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The application for homologation in Europe was submitted in November 2024 to the type approval agency in Ireland; Zapp anticipates issuance of type approval certificate in the coming weeks and is refining plans for commercial rollout in Europe in order that deliveries may commence upon receipt.

2024 Financial Results

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IFRS Net loss of $9.0 million compared to $222.1 million in the prior year, which reflected expenses of $213.7 million related to the business combination completed in April 2023.
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Operating loss of $6.2 million compared to $7.8 million in the prior year.
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Net cash used in operating activities was $4.9 million in 2024 compared to $6.5 million in 2023.
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Liquidity of $44.9 million available under a standby equity purchase agreement, utilisable only as required at Zapp’s discretion; the Company anticipates beginning to generate positive cash from operating activities in 2026.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “Our first product has now won a total of nine design awards. This goes a long way to validate i300 as fit-for-purpose in the most valuable segment of what is widely expected to be a $200 billion global market. It took time to reach our most recent milestones, but we have now optimized with a stronger platform to achieve our planned trajectory. Moreover, the replicability of our manufacturing reference site means we can scale rapidly to meet demand as we roll out globally to key urban areas in Southeast Asia, Europe and India.”

Conference Call Information

Zapp will host a conference call for investors and analysts on Tuesday, February 4, 2025, at 8:00 EST / 13:00 GMT. To join the conference call by phone, participants need to register in advance using the respective link below. Upon registration, participants will receive dial-in numbers and a unique code for use in joining the call. An accompanying slide presentation will also be published on Zapp’s Investor Relations site prior to the call. A live webcast of the conference call will be available through the link below and webcast participants may submit written questions during the call.

Event: Zapp Shareholder & Analyst Update

Date: Tuesday, February 4, 2025

Time: 8:00 EST / 13:00 GMT

To register for dial-in details: https://register.vevent.com/register/BI8792e22ee0b948188e01dcfd661485b7

To register for webcast: https://edge.media-server.com/mmc/p/ogtmrqed

Following completion of the call, a replay will be available on the Zapp investor relations website at ir.zappev.com. Zapp uses this website as a means for complying with its disclosure obligations.

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp EV or any of its respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this press release have not been reviewed by any regulatory authority in any jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by these cautionary statements. Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document, forward looking or otherwise, does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statement(s) are material.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ 000's)	September 30, 2024	September 30, 2023
Assets
Cash and cash equivalents	1,565.1	823.2
Other current assets	1,890.0	1,827.9
Property, plant and equipment	460.9	590.8
Other non-current assets	1,479.5	4,099.9
Total assets	5,395.5	7,341.8
Liabilities and Equity
Current liabilities
Trade, other payables and current liabilities	26,885.0	23,698.2
Other non-current liabilities	1,026.9	2,081.2
Total liabilities	27,911.9	25,779.4
Stockholders' equity	(22,516.4)	(18,437.6)
Total liabilities and equity	5,395.5	7,341.8

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	For the Year Ended September 30,
($US 000's, except per share data)	2024	2023
Revenue	17.4	-
Cost of sales	(13.1)	-
Selling and distribution expenses	(325.8)	(1,425.3)
General and administrative expenses	(5,910.0)	(6,372.7)
Operating loss	(6,231.5)	(7,798.1)
Finance expense, net	(1,167.2)	(551.7)
Other expense[1]	(1,609.4)	(213,747.7)
Loss before tax	(9,008.1)	(222,097.5)
Income tax	-	-
Loss for the year	(9,008.1)	(222,097.5)
Earnings per share	(2.56)	(92.99)

1Other expenses in 2023 consists primarily of fair value movements and share-based expenses related to the business combination.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
(US$ 000's)	2024	2023
Net cash used in operating activities	(4,883.9)	(6,505.4)
Net cash used in investing activities	(37.0)	(285.9)
Net cash from financing activities	5,597.3	5,648.8
Net increase / (decrease) in cash and cash equivalents	676.4	(1,142.5)
Cash and cash equivalents at October 1, 2023 and 2022	823.2	1,963.1
Effect of exchange rate fluctuations on cash held	65.5	2.6
Cash and cash equivalents at September 30, 2024 and 2023	1,565.1	823.2

Please refer to our Form 20-F for the year ended September 30, 2024 for the full financial statements and related notes and disclosures.